# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PB Bankshares Inc, CIK 0001849670
CUSIP: 69318V103
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 185 East Lincoln Highway, Coatesville, Pennsylvania (PA), 19320
Date of event which requires filing of this statement: 08/25/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001580162

## Reporting persons
- Steven R Gerbel: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 145,751; sole dispositive power 0; shared dispositive power 145,751; aggregate amount beneficially owned 145,751 (5.71% of the class)

## Item 1. Issuer
Name of issuer: PB Bankshares Inc
Address of issuer's principal executive offices: 185 East Lincoln Highway, Coatesville, PENNSYLVANIA 19320

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer wich are beneficially owned by Steven R. Gerbel and Chicago Capital Management, LLC ("CCM" and together with Steven R. Gerbel the "Reporting Persons").
Address of principal business office or, if none, residence:
311 South Wacker Drive
Suite 6025
Chicago, IL 60606
Citizenship: Steven R. is a citizen of the United States of America and CCM is an Illinois limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Steven R. Gerbel: 145,751
CCM: 145,751
Percent of class:
Steven R. Gerbel: 5.71%
CCM: 5.71
Sole power to vote or to direct the vote:
Steven R. Gerbel: 0
CCM: 0
Shared power to vote or to direct the vote:
Steven R. Gerbel: 145,751
CCM: 145,751
Sole power to dispose or to direct the disposition:
Steven R. Gerbel: 0
CCM: 0
Shared power to dispose or to direct the disposition:
Steven R. Gerbel: 145,751
CCM: 145,751

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Fund and Sub-Advised Funds have the right to receive dividends and proceeds from the sale of the shares of Common Stock held by each.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement
Exhibit 2 - Due to the relationships between them, the Reporting Persons here under may be deemed to constitute a "group" with one another for the purpose of Section 13(d)(3) of the Securities Exchange Act of 1934.

## Signatures
- Steven R Gerbel: Steven R Gerbel, Founder (09/02/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.